NEWS RELEASE 05-35	December 9, 2005

FRONTEER CUTS MORE HIGH GRADE GOLD AND SILVER MINERALIZATION AT THE
KIRAZLI PROJECT, INCLUDING 5.68 G/T GOLD OVER 42.75 METRES

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) has discovered additional gold-silver mineralization at the Kirazli project (“Kirazli”) in western Turkey. Drill hole KD-46 intersected 5.68 g/t gold over 42.7 metres including 17.28 g/t gold over 12.5 metres. This new hole is located 40 metres northwest of KD-31, which intersected 5.33 g/t gold over 55.6 metres.

Hole KD-46 also returned a separate and overlying interval of broadly coincident gold-silver mineralization including:

  0.47 g/t gold over 103.5 metres and 45.33 g/t silver over 27.2 metres.

Fronteer has also intersected additional gold-silver mineralization in drill hole KD-44, an infill metallurgical hole in the central part of the resource area, which returned:

  3.18 g/t gold over 79.3 metres including 10.11 g/t gold over 21.6 metres
  80.23 g/t silver over 5.2 metres

Two other new holes located along the western margin of the current resource area have also encountered encouraging gold mineralization.

  Hole KD-43 intersected 0.87 g/t gold over 25.5 metres including 1.29 g/t gold over 11.8 metres
  Hole KD-42 intersected 1.03 g/t gold over 1.8 metres

For a complete description of the results from these new drill holes please refer to the table at the end of this release.

These new results continue to expand the footprint of the Kirazli resource area, which forms a north-south corridor that is now approximately 1,000 metres long and 100 metres wide. The Kirazli gold zone is still open to the north and south and at depth.

Exploration on Kirazli in 2005 has been very successful in expanding the size of the known resource area and identifying new areas of near surface gold mineralization. A geological model for Kirazli is currently being constructed as a basis for National Instrument 43-101 resource estimates to be completed in January, 2006.

Kirazli is expected to be amenable to open-pit mining methods. The orientation of mineralized zones is near horizontal and true widths are 90 percent of those stated.

Kirazli is one of two advanced-stage gold properties currently being developed by Fronteer. The second property, Agi Dagi, is also being drilled and will be the subject of a separate resource estimate to be completed in early 2006.

Fronteer also has a controlling 57% interest in an outstanding uranium district in Labrador. Drill results from the 2005, $5.0 million drill program, are being released on an ongoing basis.

Finally, the company will be drilling two new gold projects in Jalisco state, Mexico, in early 2006, which have been recently optioned from Teck Cominco Limited.

ASSAY TABLE

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t
KD-42	124.8	126.6	1.8	1.03
and	239.4	240.4	1.0	2.74

KD-43	68.8	94.2	25.5	0.87
inc	78.7	90.6	11.9	1.29
and	119.0	138.0	19.0	0.43
and	165.1	177.0	11.9	0.41
and	240.3	255.0	14.8	0.79
inc	246.1	251.0	4.9	1.23

KD-44	32.7	112.0	79.30	3.18
inc	32.7	69.1	36.40	6.43
inc	34.3	39.5	5.20		80.2
inc	39.5	61.1	21.60	10.11

KD-46	16.5	43.7	27.20		45.3
inc	16.5	30.2	13.70		66.7
and	36.2	139.7	103.50	0.47
inc	100.0	119.7	19.70	0.84
and	162.0	204.7	42.70	5.68
inc	170.5	203.7	33.20	7.20
inc	179.7	191.9	12.20	17.28

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.